Mail Stop 3561

November 7, 2006

Mr. Robert L. Steer, Chief Financial Officer
Seaboard Corporation
9000 W. 67<sup>th</sup> Street
Shawnee Mission, Kansas 66202

> **Re:** **Seaboard Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 7, 2006**
> **File No. 001-03390**

Dear Mr. Steer:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Item 1(e) Available Information, page 6

1.      Please revise future filing to reflect the correct SEC mailing address of 100 F
        Street NE.

Consolidated Statement of Cash Flows, page 29

2.      We note from your investing activities that you have proceeds from the sale of
        fixed assets.  Please tell us where you reflect the gains or losses on these sales in
        your consolidated statement of earnings.

Notes to Consolidated Financial Statements, page 31
Note 1. Summary of Significant Accounting Policies, page 31
Revenue Recognition, page 32

3.      We note the disclosure indicating that revenue of the containerized cargo service
        is recognized ratably over the transit time for each voyage. Please tell us and
        explain in the notes to your financial statements in future filings, how the
        expenses associated with your containerized cargo service are recognized in your
        financial statements. As part of your response, you should explain how the
        treatment used complies with the guidance outlined in EITF 91-9.

Cash and cash equivalents, page 32

4.      We note the disclosure indicating that outstanding checks in excess of cash
        balances of $31,006,000 and $31,866,000, respectively at December 31, 2005 and
        2004 have been included in accounts payable. We further note that changes in
        accounts payable have been reflected as an operating cash flow in your statements
        of cash flows for these periods.  Please revise to reflect the changes in outstanding
        checks in excess of cash balances at these dates, which are essentially bank
        overdrafts, as cash flows from financing activities. Refer to the guidance outlined
        in section 1300.15 of the AICPA Technical Practice Aids.

Deferred Grant Revenue, page 32

5.      Please provide us with further details on the nature of your deferred grant
        revenue.  If such funds received were contributed by government entities for the

construction of hog processing facilities, tell us why you did not classify these amounts as reimbursement of your capital expenditures rather than revenue.

Foreign Currency Transactions and Translation, page 33

6.      We note from MD&A, page 19, that foreign currency fluctuations primarily relate to fluctuations in the value of the Dominican Republic peso compared to the U.S. dollar.  Please explain in detail, your accounting for such transactions and translations given that the Dominican Republic is considered a highly inflationary economy under the definition in SFAS 52.  It appears to us as though the functional currency of your power segment should be the U.S. dollar rather than the DR Peso.  Please confirm to us that this is the case if not, tell us why.

Note 2. Acquisitions, Disposition and Repurchase of Minority Interest, page 36

7.      Please provide us with further details concerning the nature of the "working capital adjustments" of $3,098,000 given as part of the consideration in the acquisition of Daily's.

8.      Please explain in detail how the fair value of the 4.74% equity interest in Seaboard Foods L.P. that was issued as partial consideration for the acquisition of Daily's  was determined and explain why recording the excess of fair value over your cost basis in additional paid in capital is considered appropriate.   We may have further comment upon receipt of your response.  Also, revise future filings to disclose your accounting policy with respect to sale or other exchanges of subsidiary stock.  Refer to the guidance outlined in SAB Topic 5.H.

9.      Please tell us and revise Note 2 to explain in detail how you calculated or determined the fair values of the put and call options associated with the 4.74% equity interest in Seaboard Foods, LP. Also, tell us and explain in the notes to your financial statements the facts or circumstances that resulted in the $1,300,000 decrease in the fair value of the put option obligation through December 31, 2005.

10.     Please revise Note 2 to disclose the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

Note 7. Income Taxes, page 41

11.     Please tell us and revise the notes to your financial statements to explain the facts
        or circumstances that resulted in an increase in the deferred tax asset valuation
        allowance of approximately $18.3 million during 2005.

Note 11. Commitments and Contingencies, page 51

12.     We note that PIC has declined to provide indemnification with regard to some
        matters and has agreed to indemnification with regard to other matters up to $5
        million.  Please tell us, and revise future filings to disclose, the amounts you
        believe you will be required to spend to remediate the problems identified by the
        EPA and state of Oklahoma, the amounts for which PIC has accepted liability,
        amounts you then believe you will be required to pay, including items for which
        you may dispute indemnification with PIC and include all amounts you have
        accrued as liabilities on your balance sheet related to these actions.  If you have
        not accrued any liabilities, please tell us why.  Refer to SFAS 5.

13.     In a related matter, please tell us why, given your disclosure that Seaboard Marine
        received a notice of violation from the U.S. Customs and Border Protection
        demanding a "significant penalty," you believe the resolution of this matter will
        not have any material adverse effect on the financial position of Seaboard.

14.     The second to last paragraph in note 11 discloses incentive payments to contract
        farmers payable upon achievement of certain performance standards.  Please tell
        us what amounts you have historically paid under such agreements for incentive
        payments and amounts accrued at December 31, 2005 related to these contracts.
        If you have not accrued these payments, please tell us why you do not believe
        these obligations are probable and provide us with the rationale for your
        conclusion.  Please refer to SFAS 5.

15.     We note your disclosure from page 14 regarding potential additional EPA claims.
        Please tell us why you have not discussed these claims in the notes to your
        financial statements in accordance with SFAS 5.  Also, please provide us with
        further details regarding your conclusions that management believes the
        emissions from its hog operations do not require CAA permits.  Include in your
        response any updates since the filing of your financials statements with regards to
        this case and any amounts accrued in your financial statements.  If you have no
        amounts accrued, please tell us why.

Note 12. Stockholders' Equity and Accumulated Other Comprehensive Loss, page 53

16.    We note the disclosure in Note 12 indicating that the 6313.34 shares issued to the
       Company's parent company during 2005 were included in the weighted average
       number of shares used to compute basic earnings per share for one day in the third
       quarter and the entire period in the fourth quarter and for the entire third and
       fourth quarter for purposes of calculating the weighted average number of shares
       used to compute diluted earnings per share. Please explain in detail why you
       believe it was appropriate to include these shares in the weighted average shares
       used to compute diluted earnings per share for the entire third quarter of 2005. We
       may have further comment upon receipt of your response.

Note 13. Segment Information, page 54

17.    We note from the fourth paragraph on page 55 that $13,620,000 remains
       outstanding from customers with past due balances in your power segment.  We
       further note from MD&A, page 17, that it is uncertain if Seaboard will be fully
       able to collect these amounts.  Please tell us what amounts you have reserved in
       your allowance for doubtful accounts, how you determined these amounts and
       why you believe you will collect amounts for which a related allowance has not
       been established.

Quarterly Reports on Form 10-Q for the quarters ended April 1, 1006 and July 1, 2006

18.    Please address our comments on your Annual Report on Form 10-K in your
       Quarterly Reports on Form 10-Q, where applicable.


                                   ********


We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief